

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via E-mail
Philip B. Donenberg
Chief Financial Officer
Biosante Pharmaceuticals, Inc.
111 Barclay Boulevard
Lincolnshire, Illinois 60069

> **Re:** **Biosante Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **File No. 001-31812**

Dear Mr. Donenberg:

We have reviewed your response letter dated September 17, 2012 and have the following comments. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed March 13, 2012

Description of Our Female Sexual Health, Menopause, Contraception…, page 3

1. We note your response to our prior comment 1 and that you intend to disclose some of the missing material terms in future filings. However, we also note that there are still several material terms missing from your disclosure. Please note that disclosing some of these material terms, which are currently still material, in past filings is not sufficient. Please revise your disclosure to include the material terms of the Antares license agreement, including:

   - Duration of agreement;
   - Termination provisions;
   - Aggregate amounts paid to date under the agreement (please note that your response referenced aggregate amounts "received" to date rather than ones "paid" to date); and
   - Aggregate potential milestone payments to be paid.

<u>Male Testosterone Gel, page 6</u>

2. We note your response to our prior comment 2 and that you intend to disclose some of the missing material terms of the agreement in future filings. However, we also note that in regard to aggregate potential milestones to be received and royalty rates, you have not disclosed this information for competitive reasons. Please note that we deem this information to be material to investors. Accordingly, please revise your disclosure to include the amount of aggregate potential milestone payments to be received and royalty rates.

Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director